Exhibit (a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 4, 2014, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and the information contained therein is incorporated herein by reference. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which the making or acceptance of offers to sell Common Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of United Development Funding IV by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

United Development Funding IV

of
Up to 1,707,317 Common Shares of Beneficial Interest
at a Purchase Price of $20.50 Per Common Share

United Development Funding IV, a Maryland real estate investment trust (the “Trust”), is offering to purchase for cash up to 1,707,317 of its common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), at a price of $20.50 per Common Share, net to the tendering shareholders in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 4, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). If a total of 1,707,317 Common Shares is purchased, the amount of consideration paid to shareholders will be approximately $35 million.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON JULY 2, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned upon obtaining financing or any minimum number of Common Shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in the Offer to Purchase.

Although the Trust’s Board of Trustees has authorized the Offer, none of the Trust, any member of the Trust’s Board of Trustees, the Dealer Manager (as defined below), the Paying Agent (as defined below), the Information Agent (as defined below), the Depositary (as defined below) or any of their respective affiliates has made, or is making, any recommendation to the Trust’s shareholders as to whether to tender or refrain from tendering their Common Shares. Shareholders must make their own decisions as to whether to tender their Common Shares and how many Common Shares to tender. In doing so, shareholders should read carefully the information in or incorporated by reference in the Offer to Purchase and the related Letter of Transmittal, including the purposes and effects of the Offer. Shareholders are urged to discuss their decisions with their tax advisors, financial advisors and/or brokers.

Odd Lot Holders (as defined in the Offer to Purchase) who hold Common Shares registered in their names and tender their Common Shares directly to DST Systems, Inc., the depositary for the offer (the “Depositary”), and whose Common Shares are purchased pursuant to the Offer will avoid any applicable “odd lot” discounts that might be payable on sales of their Common Shares. However, if a shareholder owns Common Shares through a broker, dealer, commercial bank, trust company or other nominee and the nominee tenders such Common Shares on the shareholder’s behalf, the nominee may charge the shareholder a fee for doing so. Shareholders should consult their brokers, dealers, commercial banks, trust companies or other nominees to determine whether any charges will apply.

All Common Shares purchased in the Offer will be purchased at the same Purchase Price. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the Common Shares tendered may not be purchased if more than 1,707,317 Common Shares are properly tendered and not properly withdrawn. Common Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Immediately after the listing of the Common Shares on the Nasdaq Global Select Market (the “NASDAQ”) on June 4, 2014, there were 32,325,459 Common Shares issued and outstanding.

If the Offer is fully subscribed, we would purchase 1,707,317 Common Shares, which would represent approximately 5.28% of the issued and outstanding Common Shares as of immediately after the listing of the Common Shares on the NASDAQ on June 4, 2014.

Upon the terms and subject to the conditions of the Offer, if 1,707,317 or fewer Common Shares are properly tendered and not properly withdrawn, we will buy all Common Shares properly tendered and not properly withdrawn. Upon the terms and subject to the conditions of the Offer, if the number of Common Shares properly tendered and not properly withdrawn prior to the Expiration Date exceeds 1,707,317, the Trust will purchase Common Shares:

•	First, from all holders of “odd lots” of less than 100 Common Shares who properly tender all of their Common Shares and do not properly withdraw them before the Expiration Date; and

•	Second, from all other shareholders who properly tender Common Shares, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Common Shares, until the Trust has purchased Common Shares resulting in an aggregate purchase price of $35 million.

Shareholders desiring to tender their Common Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the related Letter of Transmittal.

For purposes of the Offer, the Trust will be deemed to have accepted for payment, subject to the “odd lot” priority and proration provisions of the Offer, Common Shares that are properly tendered and not properly withdrawn, only when, as and if the Trust gives its oral or written notice to the DST Systems, Inc., the Depositary and the paying agent for the Offer (the “Paying Agent”), of its acceptance of the Common Shares for payment pursuant to the Offer.

Payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made promptly after the Expiration Date, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of a timely confirmation of a book-entry transfer of such Common Shares into the Paying Agent’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal. If any tendered Common Shares are not purchased, the Common Shares will be credited to the appropriate account maintained by the tendering shareholder at DTC promptly after the expiration or termination of the Offer or the proper withdrawal of the Common Shares, without expense to the shareholder.

The Trust expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Common Shares by giving oral or written notice of such extension to the Paying Agent and the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by the Trust, will expire. During any such extension, all Common Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Common Shares.

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Common Shares properly tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless the Trust has already accepted tendered Common Shares for payment, shareholders may withdraw their properly tendered Common Shares at any time after 12:01 a.m., New York City time, on July 31, 2014. Except as otherwise provided in the Offer to Purchase, tenders of Common Shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or facsimile Notice of Withdrawal must be received in a timely manner by the Depositary at its address set forth on the back cover of the Offer to Purchase, and any Notice of Withdrawal must specify the name of the tendering shareholder, the number of Common Shares to be withdrawn and the name of the registered holder of the Common Shares to be withdrawn, if different from the person who tendered the Common Shares.

All questions as to the number of Common Shares to be accepted and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of Common Shares will be determined by the Trust, in its sole discretion and will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding if the Trust’s determinations are challenged by shareholders.

Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash from us in exchange for the Common Shares you tender in the Offer will be a taxable event for U.S. federal income tax purposes. All shareholders should review the discussion in Sections 3 and 13 of the Offer to Purchase regarding certain U.S. federal income tax consequences, and consult their own tax advisor regarding the tax consequences, of the Offer.

The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Common Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the Trust’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Common Shares.

The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Questions and requests for assistance may be directed to American National Stock Transfer, LLC, the information agent for the Offer (the “Information Agent”), at the telephone number and address set forth below. You may request additional copies of this Offer to Purchase, the Letter of Transmittal and other Offer documents from the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Trust’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

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The Depositary and Paying Agent for the Offer is:

DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105
Attn: UDF IV Tender Offer

The Information Agent for the Offer is:

American National Stock Transfer, LLC
405 Park Avenue, 12th Floor
New York, NY 10022
Telephone: (877) 373-2522 (toll-free)

The Dealer Manager for the Offer is:

Realty Capital Securities, LLC

Three Copley Place, Suite 3300
Boston, Massachusetts 02116
Telephone: (877) 373-2522 (toll-free)

June 4, 2014

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